Filed by Vertical Aerospace Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Broadstone Acquisition Corp.

Commission File No.: 001-39506

Date: September 24, 2021

Chris Katje, Benzinga

All right guys, another exclusive interview here on SPACs Attack. Joining us on the show we have Stephen Fitzpatrick, the CEO and founder of Vertical Aerospace, company going public via SPAC, with Broadstone Acquisition, ticker BSN and also, I will note the company's new ticker will be EVTL. Stephen, welcome to the show.

Stephen Fitzpatrick, CEO of Vertical Aerospace

Thank you so much for having me guys.

Chris Katje, Benzinga

Awesome. Well, let's dive right into questions, you know we're SPACs attack, we talk all things SPAC from de-SPAC companies. One of the first questions we like to start out with here is you know, why the decision for Vertical Aerospace to go public via a SPAC and was a traditional IPO also considered by your company?

Stephen Fitzpatrick, CEO of Vertical Aerospace

Yeah, so it's a question that everybody asks, but it still it really deserves a great answer. So, one of the things that we really loved about what we saw in the SPAC opportunity was the ability not just to talk to our investors and to talk about all the prospects and the work that we're doing that, the really exciting future technology that we're bringing and so on. But also, when you think about the vehicles that we're building. These are really novel aircraft, they're going to transform how we think we're traveling around cities and in between cities and so on but they're pretty new aircrafts so I think it's, we did a really great job and engaging with passengers all over the world about getting given them confidence in riding in these vehicles. So, to think first of all going public, really helps with that credibility and I think we've seen big momentum in the eVTOL space around going public, and especially with respect. But then also, you know, working with really established industry partners so, world class and the world’s leading airlines like American, like Virgin Atlantic, like gol in Brazil, and taking the company public was a great way to bring those guys into our ecosystem as well. So, there was a lot of advantages, it happened, you know, a lot faster than it normally would on a normal IPO process and so we were able to speak to investors, go through the SPAC process, and then we'll get right back to really focusing on designing and building these amazing aircraft and not spend the next 12-18 months going through an IPO.

Chris Katje, Benzinga

Perfect. So you mentioned you know the eVTOL space, can you just give you know viewers out there who aren't familiar with either the eVTOL market or Vertical Aerospace, a little bit more about your company and how you play into that ecosystem.

Stephen Fitzpatrick, CEO of Vertical Aerospace

Sure. So, E-V-T-O-L stands for electric vertical takeoff and landing. These are vehicles that I think we probably used to call flying cars. Now we're calling them all air taxis or eVTOLs. These are vehicles that will take off and land vertically, the name would suggest, electrically powered. We're flying about 200 miles an hour when we cruise, but we don't need a runway, so we take off from either sky corridor or a helipad if your using one of the traditional infrastructure terms, you take off from any helipad. The beauty of these aircrafts, because they're electrically powered, they're really quiet, they're about 100 times less noisy than a helicopter when they're in cruise. They're also about 100 times safer we're in certifying this aircraft to the EASA eVTOL standard that's the same safety rating, as it would be a Boeing or an Airbus, that you would fly in transatlantic. So these are about 100 times safer than a helicopter. And because they are electrically powered, very few moving parts to compared to traditional helicopter so the operating costs the maintenance and so on, super, super low. We actually think, when, when we bring these planes to market in just three years’ time, it's going to be about a fifth of the cost of flying in a helicopter, so 80% cost reduction, meaning that these vehicles are going to be available and affordable, we're just with anybody that lives in a city in North America or Europe. So, it's really going to transform into like, you know helicopters are amazing but the really for wealthy people with a very high risk appetite. And so, these vehicles are going to be, you know, for everybody that live in cities.

Chris Katje, Benzinga

Perfect, so you know you mentioned a couple of names at the top of some partners and companies you work with. Another item we always talk about, you know, on SPACs Attack here is some of the investors right, so you know immediately jumps off the page from the investor presentation in the PR that some big investors in vertical aerospace Microsoft, American Airlines, Honeywell, Rolls Royce. Can you talk a little bit just you know just start with some of these investors in the company, and what that may mean for you know validation to potential new retail investors out there?

Stephen Fitzpatrick, CEO of Vertical Aerospace

Yeah. Chris, I think that's a great question, and something we really focused on, when we were doing a rates, and going through the SPAC process. We have been working hard for five years. It's been a relatively stealthy or behind the scenes existence, we haven't gone for a lot of PR. We haven't had a big retail following. So, that is probably really, really focused on the quality of the engineering; we've hired hundreds of engineers, and these enormous aerospace companies and really got experience over youthful vigor and confidence, let's say. So we've got 1700 years of experience on the engineering team that certified 30 different aircraft or jet propulsion systems between them, and focusing on the engineering has meant that when we go and speak to airlines, when we go and speak to our technology partners, we're speaking their language, and we're really working within a world class aerospace engineering ecosystem. And so, when it comes to investment, when it, when it came to our go to market strategy, I think we've been able to demonstrate just how sophisticated the design, the credibility of the team. And so, we've really gotten the backing of the experts in the sector and I think it's really important for investors coming in to eVTOL, it's new to everybody, you know that there's never been an opportunity to invest in an eVTOL company in a public market up until a few weeks ago, a few months ago. So, we really think the validation is coming from being backed by these industry leaders, that you know they're world class experts in their in their own technologies, it's a real validation of the team, the strategy and the vehicle.

Chris Katje, Benzinga

And then along with those big investments, you know that we just talked about, you also have some strategic partners. So, you know you mentioned American Airlines. Virgin, Gol, and some others, can you talk a little bit about what these partnerships look like in terms of pre-orders, commitments, and how these companies will help push vertical aerospace going forward?

Stephen Fitzpatrick, CEO of Vertical Aerospace

Yeah sure, so one of the big opportunities we see in the early years, and as I said, we're on track to certify these vehicles in 2024. So, we think one of the very first opportunities is going to be working with airlines to help build extension routes from their airport hubs and giving a wonderful pre and post flight experience to their passengers. So we wanted to work with the world's leading airlines and most innovative airlines. Before we announced our SPAC merger, we had a partnership that we announced with Virgin Atlantic in the UK, American Airlines in the US so some really big names, but then also on really critically Avalon, which is the world's second largest aircraft finance and VC company. And why that's important, is that we are looking at the global opportunity for eVTOLs. Some of the world's largest cities are in emerging markets where they stand to benefit the most from the ability to fly over downtown traffic. And so, in those markets, the least financing of aircraft is high airlines run their business. And so working with Avalon they've got nearly 1000 aircraft, $30 billion of assets that they manage, and having them stand beside us and, you know, validate our design, validate and safety validate that the strategy, the company means that we're able to walk into so many discussions of airlines all over the world so whether it's golf in Brazil, and we worked with Marubeni in Japan, and these are going to be enormous markets for eVTOL, and Avalon has got 150 different airline customers that they are pushing this through their distribution channels.

Chris Katje, Benzinga

I want to talk a little bit about the timeline, you know, commercial operation set for 2024. Can you walk us through you know what happens, you know, from now until 2024 to kind of get the company set up for you know that huge catalyst coming?

Stephen Fitzpatrick, CEO of Vertical Aerospace

Yeah, so we've, like I said, we started in 2016, we built two full scale prototypes. A single seater, then we develop the passenger tube so pilot to passenger vehicle and then when I moved on to the X4, for passengers and pilots, obviously. So, that's the one that we're taking through certification, and we're already in production now for the production prototype. There's theories of a lot of test line hours there's a lot of different programs that, that we've got to go through. We're already been working with the regulators in Europe for three years, doing things like the certification of battery systems and specifying motor requirements and so on. So, we're, you know, three years into the journey of certification, a lot of work still ahead of us. 2024 is when we're expecting to bring the product to market. One of the things that makes us different from a lot of our competitors and we don't want to be the operator of these vehicles. So, we want to be an OEM and not run the passenger operations, all the route planning, the passenger booking, pilot training and so on. we want to design manufacturing and service vehicles. And so, when it comes to, I think part 135 Operator licensing, which you need to, to operate partnership, this isn't something that we need to go through. And so, we start off relatively small, I think we got 50 units in production in our first year, 200 to 250 or two and then ramping up to year three. So there's a, there's a lot of work to do but we're, we're working with the world's leading suppliers, we've got the world's most experienced design team so we look like we're in good shape.

Chris Katje, Benzinga

You mentioned you know, the production ramp up. I want to get into that a little bit, you know, once you hit the commercial operations in 2024, and you know we talk about scaling up and your company is targeting profitability and cash flow breakeven. Once hitting 100 aircrafts, I mean that seems like a pretty small number here. Talk about how you're able to you know achieve profitability at that level and also how production scale up will really increase you know margins, and the financial outlook.

Stephen Fitzpatrick, CEO of Vertical Aerospace

So great question. When I founded this business, I looked at aerospace, you know it's really capital intensive, you can do it the wrong way, you can sink a lot of money into design, without certifying your aircraft so what we wanted to do is de-risk that path to certification, and then also de-risk, the path to scale. So, one of the reasons we don't want to be an operator is that we don't want to have to carry all the aircraft on our balance sheet, and then start to ramp up passenger demand and so on. Once, when we sell the aircraft, we're booking the revenue then. The second thing, we wanted to work with a great supply chain so rather than reinventing the wheel, or reinventing the wing let's say, we are working with Rolls Royce on electrical propulsion, Hyundai on avionics, GKN on a lot of our structures, Solvay on high temperature composites. So, we've got this great supply chain. A lot of the cost of production units is already really locked down. And then when you think about the performance of the aircraft, the, the operating costs for the operators are at a fraction of what the equivalent performance payload of a helicopter would be, and also the production costs a fraction because when you think about helicopters, they are really complex machines, and they're powered by jet turbines, super expensive to manufacture, 10s of 1000s of moving parts, and you really can't bring down the cost of the unit cost the helicopter whereas, we'll be selling these aircraft at $4 million. It's about half the cost of an equivalent performance helicopter. And we've already got orders that take us through, you know, three and a half years of production. And so, we think we're going to be demand constrained certainly for the rest of this decade, and with our supply chain partners, you know, a lot of the components for the aircraft one of the subsystem technologies will be arriving to our factory and then our assembly is relatively straightforward. I'm not going to, I don't want to, you know, under underplay the complexity of the aircraft or building up that intrapreneur, relative to building every single subsystem ourselves, I think this is a really disciplined and much lower risk approach to scaling the manufacturing. So, we're leveraging not just the R&D capability of Honeywell and Rolls Royce and GKM as well, but also their manufacturing capabilities as well. And so, that that's going to help us achieve scale a lot faster.

Chris Katje, Benzinga

Perfect, thanks for you know that, that great explanation, you know, the big question I think from the chat and of course with one of my questions: you mentioned you know that, up until you know this year, we didn't have you know an eVTOL publicly traded company, and now you know thanks to SPACs and the you know increased interest in the market we are seeing, you know, more players out there. So, the big question is, you know what separates Vertical Aerospace from some of your competitors? what are some key, you know, differentiating factors, how are you different and how can Vertical be better?

Stephen Fitzpatrick, CEO of Vertical Aerospace

Yeah, so, again, great questions and the questions that investors should be asking. There’re a few things that I think make us different, and obviously, therefore, I think they make us better. We have a really enormous opportunity in front of us, but the, the electrification of flights, is really going to disrupt the whole industry and eVTOLs are completely new modes of transport that we, we didn't have didn't even dream of 10/15 years ago. But we are approaching this in a really disciplined way. So, you know, we've said already, we want to reinvent the wheel, we don't want to have to redesign and rebuild all of these subsystem technologies ourselves we're working with great partners and it's really massively reducing our CapEx needs. We don't want to operate these vehicles ourselves, so it really simplifies our business model. We focus on designing certified building and then servicing these vehicles, and working in really close partnership with local market experts and mobility services providers. So, think just there, you've got something that's really different from some of the other competitors in the space that have described themselves with wanting to become the Uber and the Tesla, of the skies. It's a great ambition. We're very, very focused on a much simpler business model. So, that's the, that's the first thing. Secondly, the partnerships that we've already developed, the preorder, the preorders that we've got total 5, Five and a half billion dollars with a multitude of customers all over the world. It really helps us to validate that route to market, so that it helps validate that technology choices that we've made, and then lastly of course, as I said, that the engineering team that we've developed, we've been very, very focused on being an engineering lead organization. I think the challenge in eVTOL, is not about selling the vision, is not about, you know, the idea that you can fly over downtown traffic and 200 miles an hour and arrive at your destination, you know, at the same price as taking a cab. That idea sells itself. The challenge that we face is actually designing and certifying the aircraft, and it's an engineering challenge, and it's not one where you can take shortcuts, and I would say even the building of prototypes and so on is not the thing that you want to look at. You need to understand, van these companies bring this product to market and certify it? And the number one thing in aerospace, that you know I learned very early on. The challenge is not proving that it works. The challenge to certify is proving that it will never fail. And it's a completely different type of engineering, it's a completely different type of organization. And so, you know, when I look at our business strategy when I look at our partnerships, both industrial projects and commercial partnerships, when I look at the, the quality of the engineering team that we've been able to build, you know, I really like our strategy it’s very simple, and it's certainly for us we find the very fastest route to scale in what is going to be an enormous global opportunity.

Chris Katje, Benzinga

I think one differentiating factor for vertical aerospace here is you got that sweet ticker, right, EVTL mean, how did none of these competitors jumped the line and get that one from you?! I think that's a great poll there for some brand awareness in the eVTOL space to secure that that great ticker so

Stephen Fitzpatrick, CEO of Vertical Aerospace

Nice and easy to remember that one.

Chris Katje, Benzinga

Yeah, exactly, talk about, I mean who's gonna be the leader in eVTOL? I don't know I'll search for the ticker and look what I found. So, um, you know, with that being said, you know the talk about competition, I'm just curious, you know if you can give us, you know, a look at the total addressable market size right for the eVTOL, and you know is there room for you know multiple players here? Do you think there'll be some consolidation in the future, how do you see a VTOL is kind of playing out over the next five to 10 years?

Stephen Fitzpatrick, CEO of Vertical Aerospace

You know I think 10 years is a long way for anybody to, well I mean imagine making a 10-year prediction in January last year, you would have been wrong after two months. So, when I look at this market, I would say the barriers to success are reasonably high. The quality of the organization that you need to build in order to bring an aircraft to certification, to market, the path the certificate is really, it's really hard to, you know, design and build a new aircraft from scratch so there's a really high, a big challenge there. There’s an enormous addressable market I think a lot of people have talked about, you know, if you think you can travel at 10 miles an hour, almost silently over cities, you can fly from even with today's technology you can fly from New York to Philadelphia, for example, in about 40/45 minutes so that's rooftop to rooftop that's going to be an awesome service, flying from JFK to downtown Manhattan in like nine minutes, for $50, $60, that's something that there's going to be a huge demand for that. When we look at the future, we also see that we're going to be pretty quickly getting to hybrid variants, so either combustion engines running and sustainable aviation fuel, or hydrogen fuel cell hybrids that are going to really increase the range, so that even enlarging the addressable market. One of the things that we look to, with some of the constraints that we might face, as the market grows and certainly one of the things that we see being a big constraint in the early days is going to be infrastructure. So, it's going to take time to build more and more sky ports to take off from so what we wanted to do was make sure our vehicle was going to be great for those short missions, such as getting Manhattan at 10/15-minute missions, but also the longer-range missions where you're, you're in the air for 100/120 miles. Because I think that's going to be a bigger addressable market. When we bring these products into service in 2024 and 2025. So, the slightly longer-range missions are going to be more valuable and a bigger addressable market in the early days, so there's room for competition. It's a massive global opportunity. I don't think it's going to be dozens and dozens of eVTOL for manufacturers, I think it's going to be smaller companies that are more agile and are able to keep up to pace with developments of technology that are going to win in the space, ultimately. But, so there'll be new companies like Vertical, that are attracting really great talent and bringing this technology to bear. You know, whether it's five or six I think there's lots of room in the market for different types of vehicles servicing different markets and different mission types.

Chris Katje, Benzinga

Perfect, so you know now that you will be become a publicly traded company you know investors always want to know you know what's next, what what events should we be looking forward to? So, we talked a little bit about the timeline I know that you recently held an analyst day earlier this week. Do you expect, you know, analyst coverage from some of these people that were there? And can you talk a little bit about, you know, when will we see prototypes, you know, flying in the future?

Stephen Fitzpatrick, CEO of Vertical Aerospace

Yep, so the milestones mostly that you're going to want to look for are on the path to certification. So, we've already, as I said we've got orders that we could fulfill them today it would take us three years to fulfill them today already. You know, we're really just getting started. The, the path to certification is about flying prototypes, it's about going to unmanned flight programs, then manned test flight programs, then you need to go through, just years of testing and validation, with the Air Safety Authority so EASA, the CAA in our case, FAA for a North American eVTOL company. So there's always lots of milestones that come out, you know proof points and validation points that come on to the risk or show that the progress towards certification so those are going to be the main data points you're going to look for.

Chris Katje, Benzinga

Perfect. We do have a couple of questions from the chat, I want to highlight just a couple here. We do have a question from John, and this one's interesting because I know part of the answer to this. So, he said, will we need to produce more advanced batteries before eVTOLs can fly? I saw your presentation I know you guys have some battery technology so can you just talk a little bit about that and how maybe that differentiates vertical here.

Stephen Fitzpatrick, CEO of Vertical Aerospace

Yep, so we have partnered with great aerospace tier one suppliers for a lot of the subsystem technologies. One of the things we wanted to do ourselves and keep close, was the design of the battery and the battery management system so that the way we put the cells together and then the software we used to operate. At the moment we’re using commercially available cells and it's super important in aerospace, you need to you need to have demonstrated the industrialization process, you need to get really high levels of consistency, you need to have traceability. And so, you can't be using cells that are just in the lab right and I because it's gonna be a long, long time before they get certified to fly on an airplane. So, we use industrially commercially available cells like 270-Watt hours per kilo. So, at the higher end of the automotive range. A pack level it's more like 220. And that gives us about 110-120 miles of useful range and then beyond that, of course, we've got reserves for diversions and so on that you would need for safety. But 110-120-mile range, and the higher the energy density that we get in the battery, the bigger that range gets. And of course, we will expect over time, the energy density of the cell level continues to increase, but there are some limits, you know, you get to lithium ion but certainly 150-160-170 miles, will be possible. Beyond that, we're going to need to see some new chemistry that doesn't really exist commercially, or we're going to need a hybrid system, like I said, hydrogen, or combustion engine. We've already tested a twin jet turbine battery hybrid power drained in Bristol, so we’re kind of already, you know, looking at that and hybridization that will give us a range of like 500 miles plus. So that's, you know, New York, Washington, LA, San Francisco, London, Paris, really great useful range. And so, that's more where we think we're going. Any new battery chemistry that comes on whether it's sodium, aluminum air, all of these novel stuff, that can be a long, long time before it gets tested enough to be put in an aircraft so we're not banking on any new breakthrough technologies anytime soon, but right now, with, you know 270 Watt hours per kilo, that that's already enough to give us these really useful vehicles.

Chris Katje, Benzinga

Perfect. Well it looks like the chat, you know, is loving this. We've talked so much about the eVTOL markets, always happy to have on you know another company in this space. So again for viewers out there, Stephen Fitzpatrick, the CEO of Vertical Aerospace company going public with Broadstone acquisition ticker BSN. And when that merger is completed, of course, that new ticker will be EVTL, one that you guys should be able to remember. Stephen, thanks so much for joining us on the show and we look forward to you know following along with your company's progress.

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Additional Information and Where to Find It

This communication relates to a proposed business combination between Vertical Aerospace Group Ltd. (together with its affiliates, “Vertical”) and Broadstone Acquisition Corp. (“Broadstone”) (the “proposed business combination”). This communication does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Vertical, Broadstone or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

In connection with the proposed business combination, Vertical has filed a registration statement on Form F-4 with the SEC, which will include a proxy statement of Broadstone in connection with Broadstone’s solicitation of proxies for the vote by Broadstone’s shareholders with respect to the proposed business combination and a prospectus of Vertical. Broadstone also will file other documents regarding the proposed business combination with the SEC. Broadstone’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Vertical, Broadstone, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Broadstone as of a record date to be established for voting on the proposed business combination.

Shareholders and investors will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Vertical and Broadstone through the website maintained by the SEC at www.sec.gov, or by directing a request to: info@broadstoneacquisitioncorp.com. In addition, the documents filed by Vertical may be obtained free of charge from Vertical’s website at https://vertical-aerospace.com/ or by written request to Vertical at Vertical Aerospace Group Ltd., Unit 1, Camwal Court, Chapel Street, Bristol, BS2 0UW, and the documents filed by Broadstone may be obtained free of charge by directing a request to: info@broadstoneacquisitioncorp.com.

Participants in Solicitation

Vertical and Broadstone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadstone’s shareholders in connection with the proposed business combination. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Broadstone’s and Vertical’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Broadstone’s and Vertical’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Broadstone’s and Vertical’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Broadstone and Vertical following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Broadstone and Vertical, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the ability to implement business plans, forecasts and other expectations after the completion of the business combination, and identify and realize additional opportunities; (6) the potential inability of Vertical to produce or launch aircraft in the volumes and on timelines projected, (7) the potential inability of Vertical to obtain the necessary certifications on the timelines projected; (8) the potential that certain of Vertical’s strategic partnerships may not materialize into long-term partnership arrangements, (9) the impact of COVID-19 on Vertical’s business and/or the ability of the parties to complete the proposed business combination; (10) the inability to list Vertical’s ordinary shares on the NYSE following the proposed business combination; (11) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (12) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Vertical to grow and manage growth profitably, and retain its key employees; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that Vertical or Broadstone may be adversely affected by other economic, business, and/or competitive factors; and (16) other risks and uncertainties indicated from time to time in the final prospectus of Broadstone for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Broadstone’s other filings with the SEC. Broadstone cautions that the foregoing list of factors is not exclusive. Broadstone cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Broadstone does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.